Mail Stop 3561

August 18, 2008

Ms. Jill Granoff, CEO
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

      Re: Kenneth Cole Productions, Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2007
            Filed March 9, 2008
            File No. 001-13082

Dear Ms. Granoff:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               John Reynolds
               Assistant Director

cc: Karen Levi, Esq.
       FAX (866) 690-8796